December 16, 2024

Attn: Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	ACME AtronOmatic Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed November 14, 2024
File No. 024-12445

Dear Mr. Spirgel:

We acknowledge receipt of the comments in the letter dated December 13, 2024 from the staff of the Division of Corporate Finance - Office of Technology (the “Staff”) the regarding the Offering Statement of ACME AtronOmatic, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A

Bonus Shares and Perks, page 17

1.	We note your response to prior comment 5. Please provide the value of the following perks: the SatelliteSelfie™, personalized weather forecasts, satellite inscription, and satellite naming.

The Company has included additional disclosure regarding the value of the identified perks, which includes perks without any market value.

Thank you again for the opportunity to respond to your questions to the Offering Statement of ACME AtronOmatic Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Andy Green
CEO of ACME AtronOmatic Inc.